Exhibit 77(c)

MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

A Special Meeting of Shareholders of the Fund, the sole series of the Registrant, was held on March 15, 2001, for the purpose of approving the reorganization of the Fund into the Pilgrim Asia-Pacific Equity Fund, a series of Pilgrim Advisory Funds, whereby the Fund transferred its assets to the Pilgrim Asia-Pacific Equity Fund in exchange for the applicable class of Shares of the Pilgrim Asia-Pacific Equity Fund and assumption by Pilgrim Asia-Pacific Equity Fund of the Fund's liabilities (For: 336,508, Against: 67,620).